

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Michael Grischenko, President
Greenhouse Solutions Inc.
4 Research Dr., Suite 402
Shelton, Connecticut 06484

>   **Re: Greenhouse Solutions, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 31, 2010**
>   **File No. 333-167655**

Dear Mr. Grischenko:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution of the Price Per Share, page 16

1. Please revise your filing to update your dilution calculations to reflect your net tangible book value as of June 30, 2010.

Description of Our Business and Properties, page 21

2. We note your response to comment two in our letter dated August 18, 2010. In that response, you state that, although you are a development stage company, you have a specific plan and purpose and you have no plans to be acquired by or to merge with any unidentified company or companies. If true, please include in the forepart of your prospectus an affirmative statement disclosing that you have no plans or intentions to be acquired by or to merge with an operating company nor

do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Also, please disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

Interim Financial Statements – Greenhouse Solutions, Inc. – June 30, 2010 and 2009

Notes to Consolidated Financial Statements (Unaudited), Page F-20

3. Please revise your note disclosure to state the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1 and 50-2, as amended by ASU 2010-09 issued February 2010.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director